

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 9, 2017

Mr. Frank A. Lonegro
Chief Financial Officer
CSX Corporation
500 Water Street
15th Floor
Jacksonville, FL 32202

      Re: CSX Corporation
            Form 10-K for Fiscal Year Ended December 30, 2016
            Filed February 14, 2017
            File No. 001-08022

Dear Mr. Lonegro:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Melissa Raminpour

                        Melissa Raminpour
                        Branch Chief
                        Office of Transportation and Leisure